As filed with the Securities and Exchange Commission on October 10, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE YORK WATER COMPANY
(Exact name of registrant as specified in charter)

Pennsylvania	23-1242500
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

130 East Market Street
York, Pennsylvania 17401
(717) 845-3601
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey S. Osman
President and Chief Executive Officer
The York Water Company
130 East Market Street
York, Pennsylvania 17401
(717) 845-3601
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian C. Miner, Esquire	Jennifer L. Miller, Esquire
Morgan, Lewis & Bockius LLP	Ballard Spahr Andrews & Ingersoll, LLP
1701 Market Street	1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103	Philadelphia, Pennsylvania 19103
(215) 963-5000	(215) 665-8500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, no par value (2)	690,000	$19.25	$13,282,500	$1,422
(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low sale prices reported on the NASDAQ Global Select Market on October 6, 2006.
(2)	Includes rights to purchase shares of our Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated January 25, 1999. No separate consideration is paid for these rights and, as a result, the registration fee for these rights is included in the fee for the common stock.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED           , 2006

PROSPECTUS

600,000 Shares

THE YORK WATER COMPANY

Common Stock
_______________

We are offering 600,000 shares of our common stock with this prospectus.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “YORW.” On           , 2006, the last reported sale price of our common stock was $            per share.

We have granted Janney Montgomery Scott LLC, as the sole underwriter, an option, exercisable within 30 days after the date of this prospectus, to purchase up to 90,000 additional shares of common stock upon the same terms and conditions as the shares offered by this prospectus to cover over-allotments, if any.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 5 of this prospectus.

_______________

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to The York Water Company	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC expects to deliver the shares on or about           , 2006.

JANNEY MONTGOMERY SCOTT LLC

The date of this prospectus is           , 2006.

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TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	5
Forward-Looking Statements	9
Use of Proceeds	10
Capitalization	11
Common Stock Price Range and Dividends	12
Our Company	13
Management	18
Description of Capital Stock	20
Underwriting	23
Legal Matters	25
Experts	25
Where You Can Find More Information	25
Incorporation of Certain Documents by Reference	25

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PROSPECTUS SUMMARY

     This prospectus summary calls your attention to the most significant aspects of this document, but may not contain all the information that is important to you. Unless otherwise indicated, we have assumed in presenting information about outstanding shares of common stock, including per share information, that the underwriter’s over-allotment option will not be exercised. The terms “we,” “our,” and “us” refer to The York Water Company. The term “you” refers to a prospective investor. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully, including particularly the “Risk Factors” section, as well as the documents we have referred you to in the section called “Where You Can Find More Information.”

Our Company

          We are the oldest investor-owned water utility in the United States and have operated continuously since 1816. We impound, purify and distribute water entirely within our franchised territory located in York County, Pennsylvania and Adams County, Pennsylvania. Our headquarters are located approximately 23 miles south of Harrisburg, Pennsylvania, 40 miles north of Baltimore, Maryland and 80 miles west of Philadelphia, Pennsylvania. We currently provide water service to approximately 56,000 customers. In 2005, 62% of our operating revenue was derived from residential customers, 30% was derived from commercial and industrial customers, and 8% was derived from other sources, primarily fire service.

          Our service territory presently includes 34 municipalities in York County and four municipalities in Adams County, covering approximately 150 square miles, and currently has an estimated population of 165,000. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.2 billion gallons of water. In November 2004, we completed construction of a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of September 30, 2006, our average daily consumption was approximately 19.1 million gallons and our average daily availability was approximately 35.0 million gallons.

          The territory that we currently service is experiencing significant growth. According to the United States Census Bureau, the population of York County increased by 7.1% between 2000 and 2005, from 381,750 to 408,800, in comparison to a 1.2% increase for Pennsylvania during the same period.

Our Strategy

          Our strategy is to continue to provide our customers with safe, dependable, high-quality water and excellent service at reasonable rates while maximizing shareholder value. We strive to accomplish this strategy by:

•	maintaining and strengthening our position as a consistent and reliable source of high-quality water service;

•	continuing to increase our customer base;

•	pursuing the acquisition of other water systems; and

•	establishing additional long-term bulk water contracts with municipalities.

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Recent Developments

Stock Split

     We received approval for a three-for-two stock split of our common stock from the Pennsylvania Public Utility Commission, or PPUC, on August 17, 2006. The stock split was effected in the form of a distribution paid on September 11, 2006 to the holders of record of our common stock as of September 1, 2006.

Rate Increase

     On April 27, 2006, we filed an application with the PPUC seeking a rate increase of $4.5 million, which would represent a 16.0% increase in our rates. On August 11, 2006, we filed a settlement of that rate case, which provides for an increase in annual revenues of $2.6 million, or 9.2%. On September 15, 2006, the PPUC approved the settlement, and our new rates became effective immediately.

Our Address and Telephone Number

          Our executive offices are located at 130 East Market Street, York, Pennsylvania 17401 and our telephone number is (717) 845-3601. Our website address is www.yorkwater.com. The information on our website is not part of this prospectus.

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The Offering

Common stock, no par value	600,000 shares

Common stock to be outstanding after the offering	11,032,022 shares(1)

NASDAQ Global Select Market symbol	YORW

Common stock 52-week price range	Low: $
(through , 2006)
High: $

Annualized dividend rate	$0.45 per share

Use of proceeds	We intend to use the net proceeds from this offering to repay a portion of our outstanding short-term indebtedness, which was primarily incurred to fund our 2005 and 2006 capital expenditures.

Risk factors	See “Risk Factors” beginning on page 5 for a discussion of factors you should consider carefully before deciding whether to invest in the shares of common stock being offered by this prospectus.
___________________
(1)	The shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of September 30, 2006.

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Summary Financial Information

     We have derived the summary historical financial data as of and for each of the years ended December 31, 2005, 2004 and 2003, from our audited financial statements and related notes. We have derived the summary historical financial data as of June 30, 2006 and 2005, and for the six-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with our historical financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the six-month period ended June 30, 2006, both of which are incorporated by reference herein.

	Six Months Ended June 30,		Year Ended December 31,

	2006	2005	2005	2004	2003

	(Unaudited)
	(In thousands, except per share amounts)
Statement of Income:
Total operating revenues	$13,630	$12,928	$26,805	$22,504	$20,889
Operating expenses
Operating and maintenance	5,710	5,253	10,730	9,734	8,912
Depreciation and amortization	1,269	1,177	2,364	1,942	1,779
Property and other taxes	547	475	923	919	864

Total operating expenses	7,526	6,905	14,017	12,595	11,555

Operating income	6,104	6,023	12,788	9,909	9,334

Interest charges	1,890	1,706	3,423	2,132	2,523
Other income (expense), net	(30)	(44)	(149)	575	12

Income before income taxes	4,184	4,273	9,216	8,352	6,823
Income taxes	1,459	1,565	3,383	3,051	2,375

Net income	$2,725	$2,708	$5,833	$5,301	$4,448

Net income per share of common stock (basic and diluted)	$0.26	$0.26	$0.56	$0.53	$0.46

Average shares of common stock outstanding (basic and diluted)	10,409	10,342	10,359	9,938	9,580
Cash dividends per share of common stock	$0.224	$0.208	$0.424	$0.394	$0.367

	As of June 30,		As of December 31,

	2006	2005	2005	2004	2003

	(Unaudited)
			(In thousands)
Balance Sheet:
Utility plant and equipment, net	$162,199	$144,092	$154,774	$139,454	$115,724
Total assets	181,373	160,647	172,296	156,066	127,508
Notes payable	10,419	1,500	7,292	—	7,153
Long-term debt including current portion	51,855	51,894	51,874	51,913	32,652
Shareholders’ equity	51,744	48,747	50,415	48,037	39,057
Total capitalization (excludes current maturities of long-term debt)	91,559	88,602	90,250	83,611	68,970

All share and per share amounts have been restated to reflect the September 2006 three-for-two stock split.

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RISK FACTORS

     We have described for you below some risks involved in investing in our common stock. You should carefully consider each of the following factors and all of the information both in this prospectus and in the other documents we refer you to in the section called “Where You Can Find More Information.”

The rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

     Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers, which are subject to approval by the PPUC. From time to time, we file rate increase requests with the PPUC to recover our investments in utility plant and equipment and projected expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length in time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. Once a rate increase application is filed with the PPUC, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase. On April 27, 2006, we filed an application with the PPUC seeking a rate increase of $4.5 million, which would represent a 16.0% increase in our rates. On August 11, 2006, we filed a settlement of that rate case, which provides for an increase in annual revenues of $2.6 million, or 9.2%. On September 15, 2006, the PPUC approved the settlement, and our new rates became effective immediately. We can provide no assurances that future requests will be approved by the PPUC; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we sought the rate increase. If we are unable to obtain PPUC approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

We are subject to federal, state and local regulation that may impose costly limitations and restrictions on the way we do business.

     Various federal, state and local authorities regulate many aspects of our business. Among the most important of these regulations are those relating to the quality of water we supply our customers and water allocation rights. Government authorities continually review these regulations, particularly the drinking water quality regulations, and may propose new or more restrictive requirements in the future. We are required to perform water quality tests that are monitored by the PPUC, the U.S. Environmental Protection Agency, or EPA, and the Pennsylvania Department of Environmental Protection, or DEP, for the detection of certain chemicals and compounds in our water. If new or more restrictive limitations on permissible levels of substances and contaminants in our water are imposed, we may not be able to adequately predict the costs necessary to meet regulatory standards. If we are unable to recover the cost of implementing new water treatment procedures in response to more restrictive water quality regulations through our rates that we charge our customers, or if we fail to comply with such regulations, it could have a material adverse effect on our financial condition and results of operations.

     We are also subject to water allocation regulations that control the amount of water that we can draw from water sources. The Susquehanna River Basin Commission, or SRBC, and DEP regulate the amount of water withdrawn from streams in the watershed for water supply purposes to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. In addition, government drought restrictions could cause the SRBC or DEP to temporarily reduce the amount of our allocations. If new or more restrictive water allocation regulations are implemented or our allocations are reduced due to weather conditions, it may have an adverse effect on our ability to supply the demands of our customers, and in turn, on our revenues and results of operations.

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Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.

     Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, swimming pools, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than expected, or there is more rainfall than expected, the demand for our water may decrease and adversely affect our revenues.

Weather conditions and overuse may interfere with our sources of water, demand for water services and our ability to supply water to our customers.

     We depend on an adequate water supply to meet the present and future demands of our customers and to continue our expansion efforts. Unexpected conditions may interfere with our water supply sources. Drought and overuse may limit the availability of surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers and our revenues and earnings may be adversely affected. Additionally, cool and wet weather, as well as drought restrictions and our customers’ conservation efforts, may reduce consumption demands, also adversely affecting our revenue and earnings. Furthermore, freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. If we experience an interruption in our water supply, it could have a material adverse effect on our financial condition and results of operations.

The current concentration of our business in central and southern Pennsylvania makes us susceptible to adverse developments in local economic and demographic conditions.

     Our service territory presently includes 34 municipalities in York County and four municipalities in Adams County, Pennsylvania. Our revenues and operating results are therefore subject to local economic and demographic conditions in that area. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, any such change would have a disproportionate effect on us, compared to water utility companies that do not have such a geographic concentration.

Contamination of our water supply may cause disruption in our services and adversely affect our revenues.

     Our water supply is subject to contamination from the migration of naturally occurring substances in groundwater and surface systems and pollution resulting from man-made sources. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source through our interconnected transmission and distribution facilities. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may have an adverse effect on our revenues.

The necessity for increased security has and may continue to result in increased operating costs.

     In the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation’s health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies. However, it is possible that we would not be in a position to control the outcome of such events should they occur.

We depend on the availability of capital for expansion, construction and maintenance.

     Our ability to continue our expansion efforts and fund our construction and maintenance program depends on the availability of adequate capital. There is no guarantee that we will be able to obtain sufficient capital in the future or that the cost of capital will not be too high for future expansion and construction. In addition, approval from the PPUC must be obtained prior to our sale and issuance of debt or equity securities. If we are unable to obtain approval from the PPUC on these matters, or to obtain approval in a timely manner, it may affect our ability to effect transactions that are beneficial to us or our shareholders.

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We face competition from other water suppliers that may hinder our growth and reduce our profitability.

     We face competition from other water suppliers for acquisitions, which may limit our growth opportunities. Furthermore, even after we have been the successful bidder in an acquisition, competing water suppliers may challenge our application for expanding our franchise territory to cover the target company's market. Finally, third parties either supplying water on a contract basis to municipalities or entering into agreements to operate municipal water systems might adversely affect our business by winning contracts that may be beneficial to us. If we are unable to compete successfully with other water suppliers for these acquisitions, franchise territories and contracts, it may impede our expansion goals and adversely affect our profitability.

An important element of our growth strategy is the acquisition of water systems. Any pending or future acquisitions we decide to undertake will involve risks.

          The acquisition and integration of water systems is an important element in our growth strategy. This strategy depends on identifying suitable acquisition opportunities and reaching mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs. Further, acquisitions may result in dilution for the owners of our common stock, our incurrence of debt and contingent liabilities and fluctuations in quarterly results. In addition, the businesses and other assets we acquire may not achieve the financial results that we expect, which could adversely affect our profitability.

We have restrictions on our dividends. There can also be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

          The terms of our debt instruments impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since our inception in 1816 and have increased the amount of dividends paid each year since 1997. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on our common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.

          Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control. We believe that our cash generated from operations, and, if necessary, borrowings under our existing credit facilities, will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to refinance our obligations or sell additional equity, which may be on terms that are not as favorable to us. No assurance can be given that any refinancing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.

We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.

          Our success depends significantly on the continued individual and collective contributions of our senior management team. If we lose the services of any member of our senior management or are unable to hire and retain experienced management personnel, our operating results could suffer.

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There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.

          Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading in our common stock has substantially less liquidity than many other companies quoted on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the limited volume of trading in our common stock, a sale of a significant number of shares of our common stock in the open market could cause our stock price to decline. We cannot provide any assurance that this offering will increase the volume of trading in our common stock.

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FORWARD-LOOKING STATEMENTS

          We discuss in this prospectus and in documents that we have incorporated into this prospectus by reference certain matters which are not historical facts, but which are “forward-looking statements.” Words such as “may,” “should,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify “forward-looking statements.” We intend these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements regarding:

•	our expected profitability and results of operations;

•	our goals, priorities and plans for, and cost of, growth and expansion;

•	our strategic initiatives;

•	the availability of our water supply;

•	the water usage by our customers; and

•	our ability to pay dividends on our common stock and the rate of those dividends.

     The forward-looking statements in this prospectus reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this prospectus are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

     Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;

•	levels of rate relief granted;

•	the level of commercial and industrial business activity within our service territory;

•	construction of new housing within our service territory and increases in population;

•	changes in government policies or regulations;

•	our ability to obtain permits for expansion projects;

•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of our customers for water;

•	changes in economic and business conditions, including interest rates, which are less favorable than expected; and

•	other matters described in the “Risk Factors” section.

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USE OF PROCEEDS

          The net proceeds from the sale of the common stock offered by this prospectus, at an assumed offering price of $          (the closing price of our common stock on        , 2006), after deducting estimated offering expenses of $           and the underwriter’s discounts and commissions, are estimated to be $          ($           if the underwriter’s over-allotment option is exercised in full). We expect to use the net proceeds to repay a portion of our outstanding short-term indebtedness under our revolving credit facilities with Fulton Bank and Citizens Bank N.A. Obligations under these credit facilities were primarily incurred to fund operations, acquisitions and construction expenditures during 2005 and 2006.

          We maintain lines of credit with an aggregate maximum borrowing amount of $20.5 million. Loans granted under these lines of credit bear interest at LIBOR plus 0.70% to 0.875%. The weighted average interest rate on short-term borrowings at September 30, 2006 was 6.09%. The lines of credit are unsecured and payable upon demand. We are not required to maintain compensating balances on our lines of credit. As of September 30, 2006, we had $16,967,000 outstanding in short-term borrowings under our lines of credit.

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CAPITALIZATION

          The following table sets forth, as of June 30, 2006, our capitalization on an actual basis and on an adjusted basis to give effect to the sale of the shares of common stock in this offering at an assumed offering price of $       per share and the anticipated application of the net proceeds from this offering as described in “Use of Proceeds.” This table should be read in conjunction with our financial statements and the notes to those financial statements that are incorporated by reference herein.

	As of June 30, 2006

	Actual	% of Capitalization	As Adjusted	% of Capitalization

	(In thousands)
Common shareholders’ equity	$51,744	56.5%
Long-term debt (1)	39,815	43.5%

Total capitalization	$91,559	$100%

Short-term debt (2)	$22,459

___________

(1) Excludes current maturities.

(2) Includes current maturities of long-term debt.

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COMMON STOCK PRICE RANGE AND DIVIDENDS

          Our common stock is listed on the NASDAQ Global Select Market and trades under the symbol “YORW.” On September 30, 2006, there were 1,447 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on the NASDAQ Global Select Market and the cash dividends declared per share:

		High	Low	Dividend Per Share

2006
	Third Quarter	$20.69	$15.72	$0.112
	Second Quarter	20.99	15.92	0.112
	First Quarter	18.67	15.33	0.112
2005
	Fourth Quarter	$17.87	$13.75	$0.112
	Third Quarter	17.87	14.09	0.104
	Second Quarter	15.23	12.07	0.104
	First Quarter	13.66	11.67	0.104
2004
	Fourth Quarter	$13.33	$11.25	$0.104
	Third Quarter	12.66	11.00	0.097
	Second Quarter	14.03	12.29	0.097
	First Quarter	13.86	11.97	0.097

* Per share amounts have been restated to reflect the three-for-two stock split effected on September 11, 2006.

          Cash dividends on our common stock have been paid each year since our inception in 1816, and we have increased our dividend rate in each of the last nine years. The policy of our Board of Directors is currently to pay cash dividends on our common stock on a quarterly basis at a target rate of 70% of earnings. On August 28, 2006, we declared a dividend of $0.112 per share, payable on October 16, 2006 to shareholders of record on September 30, 2006. Future cash dividends will be dependent upon our earnings, financial condition, capital demands and other factors, and will be determined in accordance with policies established by our Board of Directors.

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OUR COMPANY

Overview

     We are the oldest investor-owned water utility in the United States and have operated continuously since 1816. We impound, purify and distribute water entirely within our franchised territory located in York County, Pennsylvania and Adams County, Pennsylvania. Our headquarters are located approximately 23 miles south of Harrisburg, Pennsylvania, 40 miles north of Baltimore, Maryland and 80 miles west of Philadelphia, Pennsylvania. We currently provide water service to approximately 56,000 customers within our service territory. In 2005, 62% of our operating revenue was derived from residential customers, 30% was derived from commercial and industrial customers, and 8% was derived from other sources, primarily fire service.

     Our service territory presently includes 34 municipalities in York County and four municipalities in Adams County, covering approximately 150 square miles, and currently has an estimated population of 165,000. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.2 billion gallons of water. In November 2004, we completed construction of a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of September 30, 2006, our average daily consumption was approximately 19.1 million gallons and our average daily availability was approximately 35.0 million gallons.

Our Strategy

     Our strategy is to continue to provide our customers with safe, dependable, high-quality water and excellent service at reasonable rates while maximizing value for our shareholders. We strive to accomplish this strategy by:

Maintaining and strengthening our position as a consistent and reliable source of high-quality water service

     Our water meets or exceeds all primary regulatory requirements for water quality. We regularly upgrade our facilities in order to maintain and improve our ability to provide quality water in sufficient quantities to our customers. We have established a security program that protects our plants and distribution system so that we can continue to provide service and ensure the quality of the water we provide our customers. As part of this security program, we monitor our water in real-time as it moves through our distribution system in order to detect any sudden changes in the chemical composition.

     The Company has established an ongoing pipe replacement program. Each year the Company identifies a portion of its distribution system to be improved. This pipe replacement program provides for the replacement of aged pipes and valves, which allows us to improve the reliability of our distribution system and the quality of our water service. During the first six months of 2006, the Company invested approximately $1.0 million in pipe replacement.

Continuing to increase our customer base

     Since 2001, we have increased our customer base in York County from 50,079 to 56,528, or approximately 12.9%, due to acquisitions and population growth. We believe that we will continue to be able to grow our customer base due to the population growth that our service area is experiencing. According to the United States Census Bureau, the population of York County increased by 7.1% between 2000 and 2005, from 381,750 to 408,800, in comparison to a 1.2% increase for Pennsylvania during the same period. A result of York County’s growth has been the increased building of new homes and developments. We have targeted these new homes and developments as opportunities to increase our customer base. We have entered into contracts with land developers to serve 78 developments that are building additional housing units. As a result of these contracts alone, our customer base could grow by as much as 2,340 customers.

Pursuing the acquisition of other water systems

     In order to further grow our customer base, we intend to pursue acquisitions of water systems both in our current service territory and in bordering areas. We will continue our efforts to identify both municipally owned and investor-owned water systems as strategic acquisition candidates. These efforts include analyzing and investigating potential acquisitions and negotiating mutually agreeable terms with acquisition candidates. The acquisition of additional water systems will allow us to add new customers and increase our operating revenues.

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     For example, on February 2, 2006, we announced an agreement to acquire the water system of Abbottstown Borough, which serves approximately 400 customers in Adams County, Pennsylvania. We will serve the customers of the Borough by using our fully filtered and treated water supply provided through a main that we are constructing to interconnect with the Borough’s existing distribution facilities. The interconnection is expected to be completed by December 1, 2006, and we expect that the transaction will be consummated at that time.

Establishing additional long-term bulk water contracts with municipalities

     We currently maintain long-term contracts with four municipalities in York County. The contracts allow us to sell bulk water to the municipalities, and they subsequently sell the water to their customers. The municipalities remain responsible for all billing, collection and maintenance in connection with the service. These municipalities are among some of our largest customers and together account for 2.6% of our total revenues. We intend to pursue similar long-term contracts with additional municipalities in order to continue to improve our operating revenues and margins.

Summary of Statistical Information

     The following table sets forth certain of our summary statistical information.

	For the Years Ended December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Revenues
Residential	$16,737	$13,789	$12,574	$11,527	$11,571
Commercial and Industrial	7,995	6,893	6,598	6,385	6,265
Other	2,073	1,822	1,717	1,641	1,567

Total	$26,805	$22,504	$20,889	$19,553	$19,403

Number of customers (at year end)	55,731	53,134	51,916	51,023	50,079
Population served (at year end)	161,000	158,000	156,000	153,000	149,000
Average daily consumption (gallons)	18,657,000	18,116,000	17,498,000	17,901,000	19,734,000
Miles of Main (at year end)	806	777	739	731	717

Utility Plant

     Our water utility plant consists of source of supply, energy supply, impounding basins, pumping stations, water treatment, transmission and distribution, and all appurtenances, including all connecting pipes.

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Source of Supply

     Presently, we obtain our water supply from both the East Branch and South Branch of the Codorus Creek, which together have an average daily flow of 89.0 million gallons per day. This combined watershed area is approximately 117 square miles. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. In November 2004, we completed construction of a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of September 30, 2006, our average daily availability was approximately 35.0 million gallons, and consumption was approximately 19.1 million gallons daily.

Energy Supply

     We presently fuel our major pumping station with both electric and diesel power. To date, we have not experienced any shortage of energy. Because of the availability of diesel power as an alternate source of supply, we have elected to take interruptible electric service for our pumping station at rates that are lower than market electric rates. During electric power stoppages, due to weather or requests for curtailment of electricity, we have used our diesel pumps to continue to supply water to our customers without interruption.

Impounding Basins

     We own two impounding basins, Lake Williams and Lake Redman. Both impounding basins are located on the East Branch of the Codorus Creek slightly upstream from its junction with the South Branch of the Codorus Creek. Water is withdrawn from the combined East and South branches of the Codorus Creek at our main pumping station. The impounding basins supplement the flows in Codorus Creek as necessary to meet our requirements. The larger of our impounding basins is Lake Redman. Constructed in 1967 to provide a more adequate reserve, Lake Redman has a capacity of 1.3 billion gallons.

     We have two impounding dams located in York and Springfield Townships adjoining the Borough of Jacobus to the south. The lower dam, the Lake Williams Impounding Dam, is constructed of compacted earth with a concrete core wall and is 700 feet long and 58 feet high and creates a reservoir covering approximately 165 acres containing about 870 million gallons of water. About 800 acres surrounding the reservoir are planted with more than 1.2 million evergreen trees, which we believe will protect the area both from pollution and also from soil erosion, which might otherwise fill the reservoir with silt. The upper dam, the Lake Redman Impounding Dam, is constructed of compacted earth and is 1,000 feet long and 52 feet high and creates a reservoir covering approximately 290 acres, containing about 1.3 billion gallons of water. About 600 acres surrounding the reservoir are planted with grass, which we believe will protect the area both from pollution and also from soil erosion, which might otherwise fill the reservoir with silt.

Pumping Station

     Our main pumping station is located in Spring Garden Township on the South Branch of the Codorus Creek about 1,500 feet upstream from its confluence with the West Branch of the Codorus Creek and about four miles downstream from the our lower impounding dam. The pumping station presently houses pumping equipment consisting of three electrically driven centrifugal pumps and two diesel-engine driven centrifugal pumps with a combined pumping capacity of 75.0 million gallons per day. The pumping capacity is more than double peak requirements and is designed to provide an ample safety margin in the event of pump or power failure. The raw water is pumped approximately two miles to the filtration plant through pipes that we own.

Water Treatment

     Our filtration plant is located in Spring Garden Township about one-half mile south of the City of York. Water at this plant is filtered through twelve dual media filters having a stated processing capacity of 31.0 million gallons per day and being capable of filtering 46.5 million gallons per day for short periods if necessary. Based on an average daily consumption in 2005 of approximately 18.7 million gallons, we believe the pumping and filtering facilities are adequate to meet present and anticipated demands. In 2005, we performed a capacity study of the filtration plant and have begun to explore upgrading the facility to increase capacity for future growth.

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Transmission and Distribution

     Presently, we are serving customers through approximately 819 miles of main water lines, which range in diameter from two inches to 36 inches. The distribution system includes 22 booster stations and 26 standpipes and reservoirs. The standpipes and reservoirs range in size from 150,000 to 2.0 million gallons. All booster stations are equipped with at least two pumps for protection in case of mechanical failure.

Regulatory Matters

     We are regulated as to the rates we charge our customers for water services, as to the quality of water service we provide and as to certain other matters. We are subject to rate regulation by the PPUC, water quality and other environmental regulations by the EPA, SRBC and DEP, and regulations with respect to our operations by the DEP. In addition, approval from the PPUC must be obtained, in the form of a certificate of public convenience, prior to our expansion of our certificated service territory, our acquisition of other water systems or the acquisition of control of us by a third party. Moreover, we must register a securities certificate with the PPUC prior to any incurrence of long-term debt or issuance of securities by us.

Regulation of Rates

     Our water service operations are subject to rate regulation by the PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length in time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. On April 27, 2006, we filed an application with the PPUC seeking an increase of $4.5 million, which would represent a 16.0% increase in our rates. On August 11, 2006, we filed a settlement of that rate case, which provides for an increase in annual revenues of $2.6 million, or 9.2%. On September 15, 2006, the PPUC approved the settlement, and our new rates became effective immediately. Between base rate filings, we are permitted to recover depreciation and return associated with our investment in infrastructure rehabilitation and replacement by applying a Distribution System Improvement Charge, or DSIC, to customers’ bills. The DSIC may not exceed 5% of the customer’s bill.

Water Quality and Environmental Regulations

     Under the requirements of the Pennsylvania Safe Drinking Water Act, or SDA, DEP monitors the quality of the finished water we supply to our customers. DEP requires us to submit weekly reports showing the results of daily bacteriological and other chemical and physical analyses. As part of this requirement, we conduct over 77,000 laboratory tests annually. We believe we comply with the standards established by the agency under the SDA. DEP also assists us by preventing and eliminating pollution in its watershed area by regulating discharges into the watershed.

Regulation of Operations

     DEP and the SRBC regulate the amount of water withdrawn from streams in the watershed to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. Through its Division of Dam Safety, DEP regulates the operation and maintenance of our impounding dams. We routinely inspect our dams and prepare annual reports of their condition as required by DEP regulations. DEP reviews our reports and inspects our dams annually. DEP most recently inspected our dams in May 2005, and no significant operation or maintenance issues were identified in the inspection report.

     Since 1980, DEP has required any new dam to have a spillway that is capable of passing the design flood without overtopping the dam. The design flood is either the Probable Maximum Flood, or PMF, or some fraction of it, depending on the size and location of the dam. PMF is very conservative and is calculated using the most severe combination of meteorological and hydrologic conditions reasonably possible in the watershed area of a dam.

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     DEP has been systematically reviewing dams constructed before the adoption of the 1980 requirements to assess whether the dams meet the design flood criteria. It prioritizes its review based on the size, condition, and location of the dams. As part of its review, DEP calculates the recommended design flood using current generic hydrologic and meteorological data and then requests the owner to perform an engineering study of the capacity of the dam’s spillway to pass the DEP-calculated design flood. The owner may propose adjustments to the design flood to incorporate more site-specific meteorological, hydrologic, and geographic data from the watershed in which the dam is located.

     We engaged a professional engineer to analyze the spillway capacities at the Lake Williams and Lake Redman dams and validate DEP’s recommended design flood for the dams. We presented the results of the study to DEP in December 2004, and DEP then requested that we submit a proposed schedule for the actions to address the spillway capacities. Thereafter, we retained an engineering firm to prepare preliminary designs for increasing the spillway capacities to pass the PMF through armoring the dams with roller compacted concrete. We met with DEP in September 2006 to review the preliminary design and discuss scheduling, permitting, and construction requirements. By early 2007 we expect to complete additional site exploration work, finalize the design of the spillway modifications and obtain construction proposals. We will then meet with DEP to discuss the final design, the submission of permit applications and proposed schedules for the work.

Competition

     We do not depend upon any single customer or small number of customers for any material part of our business. No one customer makes purchases in an amount that equals or exceeds 1.9% of our revenue. Our business in our franchised territory is substantially free from direct competition with other public utilities, municipalities and other entities. However, our ability to provide our water service is subject to competition from other water suppliers. Although we have been granted an exclusive franchise for each of our existing community water systems, our ability to expand service territories may be affected by our competitors obtaining franchises to surrounding water systems by application or acquisition.

Other Properties

     Our accounting and executive offices are located in one three-story and one two-story brick and masonry buildings, containing a total of approximately 21,861 square feet, at 124 and 130 East Market Street, York, Pennsylvania. Our distribution center and material and supplies warehouse are located at 1801 Mt. Rose Avenue, Springettsbury Township and consist of three one-story concrete block buildings aggregating 30,680 square feet of area. We plan to add approximately 5,300 square feet of office space to the distribution facility during 2006.

     In 1976, we entered into a Joint Use and Park Management Agreement with York County under which we licensed use of certain of our lands and waters for public park purposes for a period of 50 years. This property includes two lakes and is located on approximately 1,700 acres in Springfield and York townships. Of the Park’s acreage, approximately 500 acres are subject to an automatically renewable one-year license. Under the Joint Use Agreement, York County has agreed not to erect a dam upstream on the East Branch of the Codorus Creek or otherwise obstruct the flow of the creek. The Joint Use Agreement subordinates the County’s use of the lands and waters for recreational purposes to our prior and overriding use of the lands and waters for utility purposes.

Employees

     As of September 30, 2006, we employed 104 full-time employees. Of these employees, six were executive officers, 66 were employed as operations personnel, 26 were employed in general and administrative functions and six in engineering and construction positions. Forty operations-related employees are represented by the United Steelworkers of America. The current contract with these employees expires in April 2007. Management considers its employee relations to be good.

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MANAGEMENT

This table lists information concerning our executive officers and directors:

Name	Age	Position
Jeffrey S. Osman	63	President, Chief Executive Officer and Director
Kathleen M. Miller	43	Chief Financial Officer and Treasurer
Vernon L. Bracey	44	Vice President-Customer Service
Duane R. Close	60	Vice President-Operations
Jeffrey R. Hines, P.E.	44	Vice President-Engineering and Secretary
Bruce C. McIntosh	53	Vice President-Human Resources and Assistant Treasurer
William T. Morris, P.E.	68	Chairman of the Board
Irvin S. Naylor	70	Vice Chairman of the Board
Chloé R. Eichelberger	71	Director
John L. Finlayson	65	Director
Michael W. Gang	55	Director
George W. Hodges	55	Director
George Hay Kain, III	57	Director
Thomas C. Norris	67	Director

     Jeffrey S. Osman has served as our President and Chief Executive Officer since January 2003 and as a director since May 1995. Mr. Osman served as our Vice President-Finance, Secretary and Treasurer from May 1995 to December 2002.

     Kathleen M. Miller has served as our Chief Financial Officer and Treasurer since January 2003. Ms. Miller served as our Controller from October 2001 to January 2003, Assistant Treasurer from May 2000 to January 2003 and Accounting Manager from January 1999 to October 2001.

     Vernon L. Bracey has served as our Vice President-Customer Service since March 2003. Previously Mr. Bracey served as our Customer Service Manager from January 2000 to March 2003 and as our Meter Reading Manager from January 1999 to January 2000.

     Duane R. Close has served as our Vice President-Operations since May 1995.

     Jeffrey R. Hines, P.E. has served as our Vice President-Engineering since May 1995 and Secretary since January 2003.

     Bruce C. McIntosh has served as our Vice President-Human Resources since May 1998 and Assistant Treasurer since January 2003.

     William T. Morris, P.E. has served as Chairman of our Board of Directors since November 2001 and as a director since April 1978. Mr. Morris served as our President and Chief Executive Officer from May 1995 until his retirement in December 2002.

     Irvin S. Naylor has served as the Vice Chairman of our Board since May 2000 and as a director since October 1960. Mr. Naylor served as Chairman of our Board from September 1993 to May 2000. Since June 1964, Mr. Naylor has owned and served as President of Snow Time, Inc., an owner and operator of ski areas. Mr. Naylor also owned and served as Vice Chairman of the Board of Directors of Cor-Box, Inc., a manufacturer of corrugated boxes, from June 1966 to November 1999.

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     Chloé R. Eichelberger has served as one of our directors since September 1995. Ms. Eichelberger is the owner and has served as President and Chief Executive Officer of Chloé Eichelberger Textiles, Inc., a company specializing in the dyeing and finishing of fabrics, since 1987.

     John L. Finlayson has served as one of our directors since September 1993. Mr. Finlayson has served as Vice President-Finance and Administration of Susquehanna Pfaltzgraff Co., a company with a wide range of businesses including media and pottery manufacturing divisions from 1978 to May 2006. From May 2006 to the present he has been Vice President of Susquehanna Real Estate LP, a real estate operator and developer.

     Michael W. Gang has served as one of our directors since January 1996. Mr. Gang is a partner with the law firm of Post & Schell, P.C., regulatory counsel to The York Water Company.

     George W. Hodges has served as one of our directors since June 2000. Mr. Hodges has served in the Office of the President of the Wolf Organization, Inc., a distributor of building products, since January 1986.

     George Hay Kain, III has served as one of our directors since August 1986. Mr. Kain was a sole practitioner attorney in York, Pennsylvania from April 1982 to December 2003. From 2004 to the present, Mr. Kain has been a consultant.

     Thomas C. Norris has served as one of our directors since June 2000. Mr. Norris served as Chairman of the Board of P.H. Glatfelter Company, a paper manufacturer, from July 1998 to May 2000.

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DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 47,000,000 shares, of which 46,500,000 shares are common stock and 500,000 shares are preferred stock, each without par value. As of September 30, 2006, there were 10,432,022 shares of common stock outstanding held by 1,447 shareholders of record.

     Immediately after the sale of the shares of common stock offered by this prospectus, there will be 11,032,022 shares of common stock issued and outstanding (11,122,022 shares if the underwriter’s over-allotment option is exercised in full). There are no shares of preferred stock outstanding.

     The following is a brief summary of certain information relating to our common stock and preferred stock. This summary does not purport to be complete and is intended to outline such information in general terms only.

     Common Stock

     Voting Rights

     Each share of common stock entitles the holder to one vote, except in the election of directors, where each holder has cumulative voting rights. Cumulative voting rights allow a shareholder to cast as many votes in an election of directors as shall equal the number of such shareholder’s shares multiplied by the number of directors to be elected, and such shareholder may cast all such votes for a single director nominee or distribute votes among two or more nominees in such proportion as such shareholder sees fit. Our Board of Directors consists of a total of nine directors, with three separate classes of directors and with each such class elected every three years to a staggered three-year term of office. As a result of this classification, a greater number of votes is required to elect a director than if the entire Board of Directors were elected at the same time, thus making it more difficult for shareholders, even with cumulative voting rights, to obtain board representation in proportion to their shareholdings.

     Dividends

     All shares of common stock are entitled to participate pro rata in any dividends declared by our Board of Directors out of funds legally available therefor. Subject to the prior rights of creditors and of any shares of preferred stock which may be outstanding, all shares of common stock are entitled in the event of liquidation to participate ratably in the distribution of all our remaining assets.

     Certain of our trust indentures and agreements relating to our outstanding indebtedness impose restrictions on the payment of dividends. In general, these restrictive provisions prohibit the payment of dividends on our common stock when cumulative dividend payments, over a specified period of time, exceed cumulative net income, over the same period, plus, in certain cases, a specified base amount. In view of our historic net income, management believes that these contractual provisions should not have any direct, adverse impact on the dividends we pay on our common stock. Notwithstanding these contractual provisions, our Board of Directors periodically considers a variety of factors in evaluating our common stock dividend rate. The continued maintenance of the current common stock dividend rate will be dependent upon (i) our success in financing future capital expenditures through debt and equity issuances, (ii) our success in obtaining future rate increases from the PPUC, (iii) future interest rates, and (iv) other events or circumstances which could have an effect on operating results.

     Preferred Stock

     We also have 500,000 shares of preferred stock authorized, which our Board of Directors has discretion to issue in such series and with such preferences and rights as it may designate. Such preferences and rights may be superior to those of the holders of common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of common stock. No shares of the preferred stock have been issued. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with raising capital for our needs and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present intention to issue shares of preferred stock.

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     Shareholder Rights Plan

     Holders of our common stock own, and the holders of the shares of common stock issued in this offering will receive, one right to purchase Series A Junior Participating Preferred Stock for each outstanding share of common stock. These rights are issued pursuant to a shareholder rights plan. Upon the occurrence of certain events, each right would entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $25.00 per one-hundredth of a share, subject to adjustment. The rights are exercisable in certain circumstances if a person or group acquires 15% or more of our common stock or if the holder of 15% or more of our common stock engages in certain transactions with us. In that case, each right would be exercisable by each holder, other than the acquiring person, to purchase shares of our common stock at a substantial discount from the market price. In addition, if, after the date that a person has become the holder of 15% or more of our common stock, any person or group merges with us or engages in certain other transactions with us, each right entitles the holder, other than the acquirer, to purchase common stock of the surviving corporation at a substantial discount from the market price. These rights are subject to redemption by us in certain circumstances. These rights have no voting or dividend rights and, until exercisable, cannot trade separately from our common stock and have no dilutive effect on our earnings. This plan expires on February 24, 2009.

     Anti-Takeover Provisions

     Pennsylvania State Law Provisions

     We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses an intent to acquire, 20% or more of a corporation’s voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:

•	provide the other shareholders of the corporation with certain rights against the acquiring group or person;

•	prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and

•	restrict the voting and other rights of the acquiring group or person.

     In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.

     Bylaw Provisions

     Certain provisions of bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our bylaws require our Board of Directors to be divided into three classes that serve staggered three-year terms. The terms of William T. Morris, P.E., Irvin S. Naylor and Jeffrey S. Osman will expire at the 2007 Annual Meeting of Shareholders. The terms of Chloé R. Eichelberger, Thomas C. Norris and John L. Finlayson will expire at the 2008 Annual Meeting of Shareholders. The terms of George W. Hodges, George Hay Kain, III and Michael W. Gang will expire at the 2009 Annual Meeting of Shareholders.

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     PPUC Provisions

     The PPUC has jurisdiction over a change in control of us or the acquisition of us by a third party. The PPUC approval process can be lengthy and may deter a potentially interested purchaser from attempting to acquire a controlling interest in us.

     Transfer Agent and Registrar

     The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10273.

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UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated , 2006, Janney Montgomery Scott LLC has agreed to purchase, and we have agreed to sell to Janney Montgomery Scott LLC, the aggregate number of shares of common stock set forth below at the public offering price less the underwriting discount on the cover page of this prospectus.

Number
Underwriters	of Shares

Janney Montgomery Scott LLC	600,000

Total	600,000

     The underwriting agreement provides that obligations of the underwriter to purchase the shares and accept the delivery of the shares of common stock that are being offered are subject to certain conditions precedent including the absence of any materially adverse change in our business, the receipt of certain certificates, opinions and letters from us, our attorneys and independent auditors. The underwriter is obligated to purchase all of the shares of the common stock being offered by this prospectus (other than shares of common stock covered by the over-allotment option described below) if it purchases any of the shares of common stock.

     The underwriter proposes to offer some of the shares of common stock to the public initially at the offering price per share shown on the cover page of this prospectus and may offer shares to certain dealers at such price less a concession not in excess of $                per share. The underwriter may allow, and such dealers may reallow, a concession not in excess of $                per share to certain other dealers. After the public offering of the common stock, the public offering price and the concessions may be changed by the underwriter.

     The offering of common stock is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The underwriter reserves the right to reject any order for the purchase of common stock in whole or in part.

     The following table shows the per share and total underwriting discount to be paid to the underwriter by us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase the over-allotment shares:

	Per Share				Total

		Without		With		Without		With
		Over-allotment		Over-allotment		Over-allotment		Over-allotment

Underwriter discounts and commissions to be paid by us	$		$		$		$

     We estimate that our out-of-pocket expenses for this offering, including the non-accountable expense allowance of $40,000 to be paid to Janney Montgomery Scott LLC, will be approximately $                .

     We have granted to the underwriter an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to 90,000 additional shares of common stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriter may exercise such option only to cover over-allotments in the sale of the shares of common stock offered by this prospectus. To the extent the underwriter exercises this option, the underwriter has a firm commitment, subject to certain conditions, to purchase all of the additional shares of common stock for which it exercises the option.

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     In connection with this offering and in compliance with applicable securities laws, the underwriter may over-allot (i.e., sell more shares of common stock than is shown on the cover page of this prospectus) and may effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the common stock or effecting purchases of the common stock for the purpose of pegging, fixing or maintaining the price of the common stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases. The underwriter is not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     In connection with this offering, the underwriter may make short sales of our shares of common stock and may purchase those shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares in the offering. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares on the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase on the open market as compared to the price at which it may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriter may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward price pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

     In connection with this offering, the underwriter or its respective affiliates who are qualified market makers on the NASDAQ Global Select Market may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     We and the underwriter make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the common stock. In addition, we and the underwriter make no representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The underwriter does not intend to confirm sales of the common stock to any accounts over which it exercises discretionary authority.

     Our directors and executive officers have agreed that they will not, without Janney Montgomery Scott LLC’s prior written consent for a period of ninety (90) days after the effective date of the registration statement of which this prospectus is a part, sell, offer to sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock (other than transfers of shares as a gift and transfers of shares to persons affiliated with the shareholder).

     We have agreed to indemnify the underwriter against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriter may be required to make in respect thereof.

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LEGAL MATTERS

          Certain legal matters relating to the validity of the shares of common stock being offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriter by Ballard Spahr Andrews & Ingersoll, LLP.

EXPERTS

          The financial statements, the financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this prospectus have been audited by Beard Miller Company LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the SEC’s Public Reference Room at prescribed rates. You should call 1-800-SEC-0330 for more information on the SEC’s Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s Internet website at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC’s rules allow us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate our Annual Report on Form 10-K for the year ended December 31, 2005, Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006, and Current Reports on Form 8-K filed on February 28, 2006 and August 30, 2006.

     In addition to the documents already filed, all reports and other documents which we file in the future with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, before this offering of common stock ends, shall also be incorporated by reference in this prospectus.

     We will provide a copy of this filing to any person to whom a prospectus is delivered, including any beneficial owner. You should direct your oral or written request for a copy of this filing to: The York Water Company, Box 15089, York, Pennsylvania 17405, Attention: Kathleen M. Miller, Chief Financial Officer (telephone (717) 845-3601). You will not be charged for copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document which is incorporated by this prospectus.

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We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

The York Water Company

600,000 Shares

Common Stock

PROSPECTUS

JANNEY MONTGOMERY SCOTT LLC

The date of this prospectus is          , 2006.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following is a statement of the various expenses to be borne by us in connection with the issuance and distribution of the shares of Common Stock being registered. All of the amounts are estimates (and assume the underwriter’s over-allotment option is exercised in full) except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee, and the underwriter’s non-accountable expense allowance.

Securities and Exchange Commission registration fee		$1,455
National Association of Securities Dealers, Inc. filing fee		*
NASDAQ Global Select Market Fee		5,000
Underwriter’s non-accountable expense allowance		40,000
Transfer agent, registrar and custodian fees and expenses		5,000
Printing and engraving expenses		10,000
Legal fees and expenses		135,000
Accounting fees and expenses		30,000
Miscellaneous		2,000

Total expenses	$	*

*    To be filed by amendment.

Item 15.  Indemnification of Directors and Officers.

     Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended, or the BCL, provide that, unless otherwise restricted in its bylaws, a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Section 1743 of the BCL requires a business corporation to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

     Section 1713 of the BCL permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. This Section also provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or of liability or responsibility under a criminal statute. Section 4.01 of the Registrant’s bylaws limits the liability of any director of the Registrant to the fullest extent permitted by Section 1713 of the BCL.

     Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Article VII of the Registrant’s bylaws provides indemnification of directors, officers and other agents of the Registrant broader than the indemnification permitted by Section 1741 of the BCL and pursuant to the authority of Section 1746 of the BCL.

     Article VII of the bylaws provides, except as expressly prohibited by law, an unconditional right to indemnification for expenses and any liability paid or incurred by any director or officer of the Registrant, or any other person designated by the board of directors as an indemnified representative, in connection with any actual or threatened claim, action, suit or proceeding (including derivative suits) in which he or she may be involved by reason of being or having been a director, officer, employee or agent of the Registrant or, at the request of the Registrant, of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. The bylaws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits, unlike Section 1742 of the BCL which authorizes indemnification only of expenses incurred in defending and in settlement of a derivative action. In addition, Article VII of the bylaws also allows indemnification for punitive damages and liabilities incurred under the federal securities laws.

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     Unlike the provisions of BCL Sections 1741 and 1742, Article VII does not require the Registrant to determine the availability of indemnification by the procedures or the standard of conduct specified in Sections 1741 or 1742 of the BCL. A person who has incurred an indemnifiable expense or liability has a right to be indemnified independent of any procedures or determinations that would otherwise be required, and that right is enforceable against the Registrant as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the bylaw provisions require the Registrant to indemnify such portion. If the indemnification provided for in Article VII is unavailable for any reason in respect of any liability or portion thereof, the bylaws require the Registrant to make a contribution toward the liability. Indemnification rights under the bylaws do not depend upon the approval of any future board of directors.

     Section 7.04 of the Registrant’s bylaws also authorizes the Registrant to further effect or secure its indemnification obligations by entering into indemnification agreements, maintaining insurance, creating a trust fund, granting a security interest in its assets or property, establishing a letter of credit, or using any other means that may be available from time to time. Section 1747 of the BCL also enables a business corporation to purchase and maintain insurance on behalf of a person who is or was serving as a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity against any liability asserted against that representative in his capacity as such, whether or not the corporation would have the power to indemnify him against that liability under the BCL.

     The Registrant maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Registrant for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Registrant.

Item 16.  Exhibits.

     The following is a list of exhibits filed as part of this Registration Statement. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference.

     The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

4.1*	Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on August 30, 2006).

4.2*	Bylaws of the Registrant (filed as Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on August 30, 2006).

5.1**	Opinion of Morgan, Lewis & Bockius LLP.

23.1**	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

23.2***	Consent of Beard Miller Company LLP.

24.1***	Powers of Attorney (included on signature pages).

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_________________________

*	Previously filed.

**	To be filed by amendment or as an exhibit to a document to be incorporated by reference in the prospectus forming a part of this registration statement.

***	Filed herewith.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in York, Pennsylvania, on October 10, 2006.

THE YORK WATER COMPANY

By:	/s/ JEFFREY S. OSMAN

Jeffrey S. Osman
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     EACH PERSON IN SO SIGNING ALSO MAKES, CONSTITUTES AND APPOINTS JEFFREY S. OSMAN AND KATHLEEN M. MILLER, AND EACH OF THEM ACTING ALONE, HIS OR HER TRUE AND LAWFUL ATTORNEY-IN-FACT, WITH FULL POWER OF SUBSTITUTION, TO EXECUTE AND CAUSE TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, ANY AND ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, AND INCLUDING ANY REGISTRATION STATEMENT FOR THE SAME OFFERING THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, WITH EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID ATTORNEY-IN-FACT OR HIS OR HER SUBSTITUTE OR SUBSTITUTES MAY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

Name	Capacity	Date

/s/ JEFFREY S. OSMAN	President and Chief Executive Officer and Director (principal executive officer)	October 10, 2006
Jeffrey S. Osman

/s/ KATHLEEN M. MILLER	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	October 10, 2006
Kathleen M. Miller

/s/ WILLIAM T. MORRIS	Chairman of the Board of Directors	October 10, 2006
William T. Morris, P.E.

/s/ IRVIN S. NAYLOR	Vice Chairman of the Board of Directors	October 10, 2006
Irvin S. Naylor

/s/ CHLOÉ R. EICHELBERGER	Director	October 10, 2006
Chloé R. Eichelberger

/s/ JOHN L. FINLAYSON	Director	October 10, 2006
John L. Finlayson

/s/ MICHAEL W. GANG	Director	October 10, 2006
Michael W. Gang

/s/ GEORGE W. HODGES	Director	October 10, 2006
George W. Hodges

/s/ GEORGE HAY KAIN, III	Director	October 10, 2006
George Hay Kain, III

/s/ THOMAS C. NORRIS	Director	October 10, 2006
Thomas C. Norris

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EXHIBIT INDEX

     The following is a list of exhibits filed as part of this Registration Statement. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference.

     The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

4.1*	Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on August 30, 2006).

4.2*	Bylaws of the Registrant (filed as Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on August 30, 2006).

5.1**	Opinion of Morgan, Lewis & Bockius LLP.

23.1**	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

23.2***	Consent of Beard Miller Company LLP.

24.1***	Powers of Attorney (included on signature pages).

_________________________

*	Previously filed.

**	To be filed by amendment or as an exhibit to a document to be incorporated by reference in the prospectus forming a part of this registration statement.

***	Filed herewith.